===============================================================================

                                                               +--------------+
                                 UNITED STATES                 | OMB APPROVAL |
                      SECURITIES AND EXCHANGE COMMISSION       +--------------+
                            Washington, D.C. 20549             | OMB Number:  |
                                                               |  3235-0058   |
                                  FORM 12b-25                  |   Expires:   |
                                                               | May 31, 1997 |
                          NOTIFICATION OF LATE FILING          |   Estimated  |
                                                               |average burden|
(Check One): [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K      |   hours per  |
             [X] Form 10-Q  [ ] Form N-SAR                     |response..2.50|
                                                               +--------------+
For Period Ended:      DECEMBER 31, 1998                       +--------------+
                                                               | SEC File No. |
                [ ] Transition Report on Form 10-K             |              |
                [ ] Transition Report on Form 20-F             |              |
                [ ] Transition Report on Form 11-K             +--------------+
                [ ] Transition Report on Form 10-Q             +--------------+
                [ ] Transition Report on Form N-SAR            |  CUSIP No.   |
                                                               |              |
For the Transition Period Ended: ____________________________  +--------------+

[ Read Instruction (on back page) Before Preparing Form. Please Print or Type  ]
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant

ChatCom, Inc.
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Former Name if Applicable


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Address of Principal Executive Office (Street and Number)

9600 Topanga Canyon Blvd
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City, State and Zip Code

Chatsworth, Ca. 91311
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

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
[X] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
                                               (Attach Extra Sheets if Needed)

                            SEE ATTACHED NARRATIVE

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

           E. CAREY WALTERS               818                  709-1778
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No
     ---------------------------------------------------------------------------
(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            SEE ATTACHED NARRATIVE
================================================================================

                                 ChatCom, Inc.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date      February 16, 1999             By       /s/ E. CAREY WALTERS
    ------------------------------        --------------------------------------
                                          E. CAREY WALTERS, PRESIDENT/CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
+------------------------------------------------------------------------------+

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).

Part III - Narrative

The registrant's from 10-QSB for the fiscal quarter ended December 31, 1998 could not be filed on its due date without reasonable effort or expense for the following reasons:

The registrant's Chief Financial Officer resigned. The registrant does not have sufficient financial resources to hire a new Chief Financial Officer and is relying on an outside consultant in helping with the preparation of the Form 10-QSB.


Part IV - (3)

The Company's preliminary results reflect net sales of approximately $593,000 for the quarter ended December 31, 1998, as compared to $(521,000) for the quarter ended December 31, 1997. The Company's gross sales of $594,000 for the quarter ended December 31, 1998, as compared to gross sales of $1,781,000 for the quarter ended December 31, 1997, reflect decreased demand for the Company's existing products. The Company's preliminary net loss for the quarter ended December 31, 1998 is approximately $636,000 and the net loss available to common shareholders is approximately $655,000 (or $0.05 per share on average shares outstanding of 13,817,131) as compared to a net loss of $2,621,000 and a net loss available to common shareholders of approximately $2,706,000 (or $0.27 per share on average shares outstanding of 9,934,190) for the quarter ended December 31, 1997. The Company's smaller net loss for the quarter ended December 31, 1998 reflects lower cost of goods sold and lower operating costs during the period, due to reduced product sales and a reduction in the Company's scope of operations.

The Company's preliminary results reflect net sales of approximately $2,482,000 for the nine months ended December 31, 1998, as compared to $6,060,000 for the nine months ended December 31, 1997. The Company's net sales for the nine months ended December 31, 1998 reflects decreased demand for the Company's existing products. The Company's preliminary net loss for the nine months ended December 31, 1998 is approximately $2,329,000 and the net loss available to common shareholders is approximately $2,549,000 (or $0.20 per share on average shares outstanding of 12,732,273) as compared to a net loss of $4,814,000 and a net loss available to common shareholders of approximately $5,074,000 (or $0.51 per share on average shares outstanding of 9,893,585) for the nine months ended December 31, 1997. The Company's smaller net loss for the nine months ended December 31, 1998 reflects lower a cost of goods sold and lower operating costs during the period, due to reduced product sales and a reduction in the Company's scope of operations.